UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   )*

Alkermes Public Limited Company
(Name of Issuer)

Ordinary shares, $0.01 par value
(Title of Class of Securities)

G01767105
(CUSIP Number)

Mark DiPaolo Senior Partner, General Counsel Sarissa Capital Management LP 660 Steamboat Road Greenwich, CT 06830 203-302-2330
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 30, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G01767105	Page 2 of 8 Pages

1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sarissa Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,470,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,470,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,470,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.90%
14		TYPE OF REPORTING PERSON PN

CUSIP No. G01767105	Page 3 of 8 Pages

1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Alexander J. Denner, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,470,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,470,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,470,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.90%
14		TYPE OF REPORTING PERSON IN

CUSIP No. G01767105	Page 4 of 8 Pages

Item 1.  Security and Issuer.
This statement on Schedule 13D (this “Schedule 13D”) relates to shares of ordinary shares, par value $0.01 per share (“Common Stock” and, such shares, the “Shares”), issued by Alkermes Public Limited Company, a company incorporated under the laws of Ireland (the “Issuer”). The address of the principal executive offices of the Issuer is Connaught House, 1 Burlington Road, Dublin 4, Ireland D04 C5Y6.
Item 2.  Identity and Background.
(a) The persons filing this Schedule 13D are Sarissa Capital Management LP, a Delaware limited partnership (“Sarissa Capital”) and Alexander J. Denner, Ph.D., a citizen of the United States of America (collectively, the “Reporting Persons”).
Sarissa Capital and the funds and other private investment vehicles (the “Sarissa Funds”), for which Sarissa Capital acts as the investment advisor, directly own the Shares.  Sarissa Capital may be deemed to have beneficial ownership over the Shares directly owned by the Sarissa Funds by virtue of the authority granted to it to vote and to dispose of the securities held by them, including the Shares held by them.
Dr. Denner is the Chief Investment Officer of Sarissa Capital and the ultimate general partner of Sarissa Capital, accordingly, Dr. Denner may be deemed to have beneficial ownership over the Shares directly owned by the Sarissa Funds by virtue of such positions.
(b) The principal business address of Sarissa Capital and Dr. Denner is c/o Sarissa Capital Management LP, 660 Steamboat Road, Greenwich, CT 06830.
(c) Sarissa Capital’s principal business is serving as investment advisor to the Sarissa Funds.  The principal business of each of the Sarissa Funds is making investments. Dr. Denner’s principal occupation is serving as the Chief Investment Officer of Sarissa Capital.
The name, citizenship, present principal occupation or employment and business address of each director and executive officer of Sarissa Capital is set forth in Schedule A attached hereto.
(d) None of the Reporting Persons, nor, to the best of the Reporting Persons’ knowledge, any manager or executive officer of Sarissa Capital, has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) None of the Reporting Persons, nor, to the best of the Reporting Persons’ knowledge, any manager or executive officer of Sarissa Capital, has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.
(f)  Dr. Denner is a citizen of the United States of America.
Item 3.  Source or Amount of Funds or Other Consideration.
The Reporting Persons may be deemed to be the beneficial owner of, in the aggregate, 9,470,000 Shares. The aggregate purchase price of the Shares purchased by the Reporting Persons collectively was approximately $180,810,211. The source of funding for these Shares was the general working capital of the respective purchasers.

CUSIP No. G01767105	Page 5 of 8 Pages

Item 4.  Purpose of Transaction.
The Reporting Persons purchased the Shares because the Reporting Persons believe the Shares are undervalued.
On December 4, 2020, Sarissa Capital and certain of the Sarissa Funds filed a notice (the "Nomination Notice") with the Company nominating a director candidate for election to the board of directors of the Issuer (the "Board") at the Issuer's 2021 annual general meeting of shareholders. On April 29, 2021, Sarissa Capital reached an agreement with the Issuer pursuant to which Sarissa Capital has the right to designate a director to the Board.  Such agreement is described in further detail in the Form 8-K of the Issuer (the “Issuer 8-K”) filed with the U.S. Securities and Exchange Commission on April 30, 2021 (the "Settlement"), which is filed as Exhibit 1 hereto and incorporated by reference into this Item 4.  The description herein of the Settlement is qualified in its entirety by reference to the Issuer 8-K. In connection with such agreement, the Nomination Notice was withdrawn.
The Reporting Persons believe the Issuer has attractive and underappreciated assets that can drive meaningful value creation.  The Reporting Persons look forward to working with the Board to focus on optimal capital allocation and operational excellence and to create shareholder value.
The Reporting Persons may, from time to time and at any time, (i) acquire additional Shares and/or other equity, debt, notes, instruments or other securities (collectively, “Securities”) of the Issuer in the open market or otherwise; (ii) dispose of any or all of their Securities in the open market or otherwise; or (iii) engage in any hedging or similar transactions with respect to the Securities.
Item 5.  Interest in Securities of the Issuer.
(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 9,470,000 Shares representing approximately 5.90% of the outstanding Shares, based upon the 160,451,949 Shares outstanding as of April 23, 2021, as set forth in the Form 10-K/A of the Issuer filed with the U.S. Securities and Exchange Commission on April 29, 2021.
(b) For purposes of this Schedule 13D:
All of the Shares for which Sarissa Capital and Dr. Denner may be deemed to be have a beneficial ownership are held directly by either Sarissa Capital or the Sarissa Funds for which Sarissa Capital serves as the investment advisor. Sarissa Capital, as the investment advisor to the Sarissa Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the 9,470,000 Shares held directly by the Sarissa Funds. By virtue of his position as the Chief Investment Officer of Sarissa Capital and by virtue of his control of the ultimate general partner of Sarissa Capital, Dr. Denner may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the 9,470,000 held directly by the Sarissa Funds.
(c)
On April 30, 2021, the Sarissa Funds acquired 227,000 and 15,000 Shares at $22.02 and $21.90 per Share respectively, in open market transactions, for an aggregate purchase price of $5,333,461.
On May 3, 2021, the Sarissa Funds acquired 208,000 Shares at $22.10 per Share in an open market transaction, for an aggregate purchase price of $4,602,145.
On May 4, 2021, the Sarissa Funds acquired 150,000 Shares at $22.21 per Share in an open market transaction, for an aggregate purchase price of $3,335,715.
On May 5, 2021, the Sarissa Funds acquired 275,000 and 75,000 Shares at $22.10 and $22.16 per Share respectively, in open market transactions, for an aggregate purchase price of $7,748,375.

CUSIP No. G01767105	Page 6 of 8 Pages

On May 6, 2021, the Sarissa Funds acquired 55,000 and 95,000 Shares at $21.58 and $21.74 per Share respectively, in open market transactions, for an aggregate purchase price of $3,254,384.
On May 7, 2021, the Sarissa Funds acquired 200,000 and 50,000 Shares at $22.10 and $22.05 per Share respectively, in open market transactions, for an aggregate purchase price of $5,529,165.
On May 10, 2021, the Sarissa Funds acquired 120,000 and 50,000 Shares at $22.09 and $22.07 per Share respectively, in open market transactions, for an aggregate purchase price of $3,758,388.
Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Except for the Settlement and as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any Securities of the Issuer, including but not limited to transfer or voting of any of the Securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7.  Material to Be Filed as Exhibits.
Exhibit 1 –Form 8-K of the Issuer filed with the U.S. Securities and Exchange Commission on April 30, 2021 (incorporated by reference in this Schedule 13D)
Exhibit 2 – Joint Filing Agreement of the Reporting Persons, dated as of May 10, 2021

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated:  May 10, 2021
SARISSA CAPITAL MANAGEMENT LP

By:	/s/ Mark DiPaolo _______________________
Name: Mark DiPaolo
Title: Senior Partner, General Counsel

/s/Alexander J. Denner________________________
Alexander J. Denner

CUSIP No. G01767105	Page 8 of 8 Pages

SCHEDULE A
DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS
The following sets forth the name, position, and principal occupation of each director and executive officer of each of the Reporting Persons. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each director and officer is c/o Sarissa Capital Management LP, 660 Steamboat Road, Greenwich, CT 06830. To the best of the Reporting Persons’ knowledge, except as set forth in this statement on Schedule 13D, none of the directors or executive officers of the Reporting Persons own any Shares.

Name	Position

Alexander J. Denner, Ph.D.	Chief Investment Officer of Sarissa Capital Management LP

Mark DiPaolo	Senior Partner and General Counsel of Sarissa Capital Management LP

Patrice Bonfiglio	Chief Financial Officer and Chief Compliance Officer of Sarissa Capital Management LP

Eric Vincent	President of Sarissa Capital